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                  INTERNATIONAL MUREX TECHNOLOGIES CORPORATION
           2255 B. Queen Street, East, Suite 828, Toronto, ON M4E 1G3
                     TEL. (519) 836-8016 FAX (519) 836-8454

                                                                  March 20, 1998

Dear Shareholders:

    We are pleased to inform you that our Company has entered into an Acquisition Agreement, dated as of March 13, 1998 (the "Acquisition Agreement"), with Abbott Laboratories ("Parent") and AAC Acquisition Ltd., an indirect, wholly-owned subsidiary of Parent ("Purchaser"). Pursuant to the Acquisition Agreement, Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding common shares, without par value (the "Shares"), of the Company at a purchase price of U.S.$13.00 per Share, net to the shareholder in cash. Following the successful completion of the tender offer, the remaining Shares will be acquired by Purchaser in a compulsory acquisition or amalgamation under British Columbia law ("Acquisition" or "Amalgamation") upon which Shares will be exchanged for the right to receive an amount in cash equal to U.S. $13.00, without interest thereon.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT, THE OFFER AND THE SUBSEQUENT ACQUISITION OR AMALGAMATION AND DETERMINED THAT THE OFFER AND THE SUBSEQUENT ACQUISITION OR AMALGAMATION ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY. YOUR BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor, that the consideration to be offered to the shareholders in the Offer and the subsequent Acquisition or Amalgamation pursuant to the Acquisition Agreement is fair to such shareholders from a financial point of view.

    In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated March 20, 1998 together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the subsequent Acquisition or Amalgamation, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

Very truly yours,

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
                [SIG]                         [SIG]
F. Michael P. Warren                          C. Robert Cusick
CHAIRMAN                                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
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